Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-261823
PROSPECTUS SUPPLEMENT NO. 11
(to prospectus dated April 29, 2022)

Boxed, Inc.
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This prospectus supplement updates, amends and supplements the prospectus dated April 29, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-261823).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2023 (which is attached to and a part of this prospectus supplement), only to the extent that any information contained in such document is deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Common Stock and Warrants are listed on the New York Stock Exchange under the symbols “BOXD” and “BOXD WS,” respectively. On January 20, 2023, the closing price of our Common Stock was $0.473 and the closing price of our Warrants was $0.051.
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We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See the section entitled “Risk Factors” beginning on page 10 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the SEC nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.
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The date of this prospectus supplement is January 23, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K
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CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 20, 2023

Boxed, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39817 (Commission File Number)	85-3316188 (I.R.S. Employer Identification No.)

61 Broadway, Floor 30 New York, New York 10006 (646) 586-5599
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

451 Broadway, Floor 2
New York, New York 10013
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	BOXD	New York Stock Exchange
Warrants to purchase common stock	BOXD WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Second Lien Credit Agreement Transactions

On January 20, 2023 (the “Closing Date”), Boxed, Inc. (the “Company”) and Boxed, LLC, a wholly owned subsidiary of the Company (“Borrower”), entered into and closed the Second Lien Credit Agreement (the “2L Term Loan Agreement”) with FFI Fund Ltd., FYI Ltd., and Olifant Fund, Ltd. (collectively, “the “2L Lenders”), as lenders, and Wilmington Savings Fund Society, FSB, as administrative agent. The 2L Term Loan Agreement provides for the following term loans: (i) an initial term loan commitment in an aggregate principal amount not in excess of $42.4 million, funded by $32.4 million exchanged for the principal amount, plus accrued and unpaid interest, of the Company’s existing 7.00% Convertible Senior Notes due 2026 held by the 2L Lenders on a dollar-for-dollar basis and a $10.0 million new-money investment funded at closing; (ii) $5.0 million in additional term loan commitments that the Company may draw upon subject to satisfaction of certain conditions (including the achievement of certain specified sales milestones); and (iii) up to $5.0 million of additional term loans that may be extended by the 2L Lenders, subject to the execution of a definitive acquisition or purchase agreement by the Company pursuant to which a bona fide third party agrees to purchase more than 50% of the aggregate equity interests or assets of the Company and its subsidiaries.

Borrowings under the 2L Term Loan Agreement bear interest, solely paid-in-kind and payable quarterly in arrears, at a rate per annum equal to 11.00%, or 13.00% while any event of default has occurred and remains outstanding. The 2L Term Loan Agreement features a guaranteed contractual minimum return (giving credit for cash proceeds received by the 2L Lenders on account of the Warrants (as defined below)) for the 2L Lenders in connection with certain trigger events such as the pre-payment or re-payment of the principal term loan balance, an acceleration of the term loans, or any bankruptcy or similar proceedings. The term loans mature on December 14, 2026, at which time all unpaid principal, accrued and unpaid interest, and any applicable contractual minimum return shall be due and payable in full.

In connection with the 2L Term Loan Agreement, the Company and its subsidiaries granted the 2L Lenders a second priority security interest in substantially all of their assets (ranking junior in priority to the security interests granted on such assets in favor of BlackRock under the Company’s existing credit facility). Like the Company’s existing credit facility, the 2L Term Loan Agreement contains financial covenants that require the Company to maintain (i) a minimum unrestricted cash balance of not less than $7.5 million, tested quarterly; (ii) minimum retail revenue, measured on a trailing four quarter basis; and (iii) a retail gross margin percentage of at least 6.4%, measured on a trailing four quarter basis. The 2L Term Loan Agreement includes customary conditions to borrowing, representations and warranties, and covenants, including affirmative covenants and negative covenants that restrict the Company’s ability to, among other things, incur indebtedness, grant liens, merge or consolidate, make acquisitions or other investments, dispose of assets, pay dividends or make distributions, repurchase stock and enter into certain transactions with affiliates, in each case subject to certain exceptions specified in the 2L Term Loan Agreement. The 2L Term Loan Agreement requires the achievement of certain milestones relating to a process for the potential sale of the Company and the timeframe for achieving such milestones, in each case as agreed upon between the Company and the 2L Lenders. Failure to achieve the milestones within such timeframes would constitute an event of default under the 2L Term Loan Agreement.

In connection with the Company’s entry into the 2L Term Loan Agreement, the Company also issued the 2L Lenders certain common stock purchase warrants (the “Warrants”) to purchase an aggregate of 14,000,000 shares of the Company’s common stock at an initial exercise price of $3.00 per share. The Warrants may be exercised by the holder thereof on or before December 15, 2026. Holders of the Warrants may exercise the Warrants by (i) paying the exercise price in cash; or (ii) cashless exercise (but only in certain circumstances). Upon the exercise of any Warrant, the Company will settle such exercise by delivering the requisite number of shares of common stock, together with cash in lieu of fractional shares, if any. The exercise price and number of shares of common stock for which the Warrants are exercisable are subject to adjustment pursuant to customary anti-dilution adjustment provisions.

The Company and the 2L Lenders also entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company has agreed to file a registration statement relating to the resale of the shares of common stock underlying the Warrants within 30 days of the Closing Date, and has agreed to provide the 2L Lenders with customary piggyback rights for any underwritten offering of the Company’s common stock.

The foregoing descriptions of the 2L Term Loan Agreement, the Warrants and the Registration Rights Agreement do not purport to be complete descriptions of such instruments and are subject to and qualified in their entirety by reference to the full text of such instruments, copies of which are included as Exhibits 10.1, 4.1 and 10.2 hereto, respectively, and the terms of which are incorporated herein by reference.

Amended Term Loan Agreement with BlackRock

In connection with the Company’s entry into the 2L Term Loan Agreement and related transactions described above, on the Closing Date, the Company amended its existing first lien credit facility with lenders affiliated with BlackRock by entering into the First Amendment to Credit Agreement (the “BlackRock Amended Term Loan Agreement”), by and among the Company and its subsidiaries, the BlackRock affiliated lenders thereunder and Alter Domus (US) LLC, as agent for the lenders. The BlackRock Amended Term Loan Agreement permits the transactions contemplated by the Bracebridge Term Loan Agreement and provides for, among other things, (i) the payment of a consent fee of $500,000, paid in kind and added to the principal amount of the outstanding loans under the first lien credit facility; (ii) the reduction of the minimum unrestricted cash balance requirement from $15.0 million to $10.0 million; and (iii) the waiver of the minimum retail revenue covenant for the fiscal quarter ended December 31, 2022. The BlackRock Amended Term Loan requires the achievement of certain milestones relating to a process for the potential sale of the Company and the timeframe for achieving such milestones, in each case as agreed upon between the Company and BlackRock. Failure to achieve the milestones within such timeframes would constitute an event of default under the BlackRock Amended Term Loan.

The foregoing description of the BlackRock Amended Term Loan Agreement does not purport to be a complete description of the BlackRock Amended Term Loan Agreement and is subject to and qualified in its entirety by reference to the full text of the BlackRock Amended Term Loan Agreement, a copy of which is included as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K as it relates to the Bracebridge Warrants is incorporated by reference into this Item 3.02. The issuance and sale of the Bracebridge Warrants is being made pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), in transactions not involving any public offering. Any issuance of common stock upon exercise of the Bracebridge Warrants pursuant to a cashless exercise will be made pursuant to Section 3(a)(9) of Securities Act as exchanges exclusively with existing security holders. Any other issuance of common stock upon exercise of the Bracebridge Warrants will be made pursuant to Section 4(a)(2) of the Securities Act. The initial maximum number of shares of common stock issuable upon exercise the Warrants is 14,000,000 shares, subject to customary anti-dilution adjustments.

Item 8.01. Other Events.

As previously announced, the Company has launched a process to explore strategic alternatives, including, among other alternatives, a possible sale of the Company. There can be no assurance that any offers will be made or accepted, that any agreement will be executed, or that any transaction will be consummated, in connection with the strategic alternatives process.
Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements generally relate to future events, such as the Company’s strategic alternatives process. In some cases, you can identify forward-looking statements by terminology such as “intend,” and “will,” or the negative of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. The Company has based these forward-looking statements on its current expectations and assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will conform with the Company’s expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, including other factors under the heading “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, and in other filings that the Company has made and may make with the SEC in the future. All of the forward-looking statements made in this Current Report on Form 8-K are qualified by these cautionary statements. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on the Company or its business or operations. Such statements are not intended to be a guarantee of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. You should not place undue reliance on these forward-looking statements, which are made only as of the date of this Current Report on Form 8-K. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by law.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit number	Description
4.1	Form of Common Stock Purchase Warrant

10.1	Second Lien Credit Agreement, dated January 20, 2023, by and among Boxed, LLC, Boxed, Inc., FFI Fund Ltd., FYI Ltd., Olifant Fund, Ltd. and Wilmington Savings Fund Society, FSB

10.2	Registration Rights Agreement, dated January 20, 2023, by and between Boxed, Inc., Boxed, LLC, and FFI Fund Ltd., FYI Ltd., Olifant Fund, Ltd

10.3
First Amendment to Credit Agreement, dated January 20, 2023, by and among Boxed, LLC, Boxed, Inc., Ashbrook Commerce Solutions LLC, Jubilant LLC, Boxed Max LLC, the lenders party thereto, and Alter Domus (US) LLC

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Boxed, Inc.

Date: January 23, 2023	By:	/s/ Mark Zimowski
	Name:	Mark Zimowski
	Title:	Chief Financial Officer